Exhibit 12b

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1998	1999	2000	2001	2002

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)
Equity in loss of equity method
investments	458	435	186	296	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)
Fixed charges, as below	69,923	72,243	73,261	85,034	62,658
Total earnings, as defined	$199,365	$208,825	$279,564	$272,958	$70,428

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857
Rental interest factor	801	955	1,036	1,587	1,770
Total fixed charges	$69,923	$72,243	$73,261	$85,034	$62,658

Preferred dividends requirements	-	-	-	-	-

Total combined fixed charges	$69,923	$72,243	$73,261	$85,034	$62,658

Ratio of earnings to combined fixed
charges and preferred dividends	2.85x	2.89x	3.82x	3.21x	1.12x